EXHIBIT 4(g)(3)
Amendment No. 3 to Rights Agreement

Amendment, dated as of August 16, 1999, to the Rights Agreement, dated as of August 6, 1991, as amended February 16, 1993 and February 24, 1996 (the "Rights Agreement"), between Wellman, Inc., a Delaware corporation (the " Company"). and Continental Stock Transfer & Trust Company of New Jersey, a New York corporation (the "Rights Agent").

Pursuant to Section 21 of the Rights Agreement, the Company may remove the Rights Agent and appoint a successor to the Rights Agent. In accordance with Section 21A of the Rights Agreement, the Company hereby removes Continental Stock Transfer & Trust Company (formerly Continental Stock Transfer & Trust Company of New Jersey) as Rights Agent and appoints First Union National Bank as successor to the Rights Agent.

In consideration of the foregoing and the mutual agreements set forth herein, the parties hereto agree as follows:

I.

The definition of Rights Agent in the first paragraph of the Rights Agreement is hereby amended by replacing the name "Continental Stock Transfer & Trust Company of New Jersey" in each place where it appears with the name "First Union National Bank".

II.	First Union National Bank hereby assumes all of the duties and obligations of the Rights Agent under the Rights Agreement.
III.

This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

IV.

This Amendment may be executed in any number of counterparts, each of which shall for all purposes be deemed to be an original and all such counterparts shall together constitute one and the same instrument.

V.	Terms not defined herein shall, unless the context otherwise requires, have the meanings assigned to such terms in the Rights Agreement.
VI.

In all respects not inconsistent with the terms and provisions of this Amendment, the Rights Agreement is hereby ratified, adopted, approved and confirmed. In executing and delivering this Amendment, the Rights Agent shall be entitled to all the privileges and immunities afforded to the Rights Agent under the terms and conditions of the Rights Agreement.

VII.

If any term, provision, covenant or restriction on this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment, and of the Rights Agreement, shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

WELLMAN, INC. /s/ Keith R. Philips By: Keith R. Philips Chief Financial Officer
FIRST UNION NATIONAL BANK By:/s/Kenneth Staab Kenneth Staab Vice President